------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number    3235-0287
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     Bartels                    William                         H.
--------------------------------------------------------------------------------
(Last)                          (First)                     (Middle)

    c/o SPAR Group, Inc.
    580 White Plains Road
--------------------------------------------------------------------------------
                                    (Street)

    Tarrytown                   New York                10591
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol


    SPAR Group, Inc. ("SGRP")
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4.   Statement for Month/Day/Year

    May 1, 2003
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

                        Vice Chairman
--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                           6.
                                                              4.                          5.               Owner-
                                   2A.                        Securities Acquired (A) or  Amount of        ship
                                   Deemed      3.             Disposed of (D)             Securities       Form:       7.
                                   Execution   Transaction    (Instr. 3, 4 and 5)         Beneficially     Direct      Nature of
                    2.             Date, if    Code           --------------------------  Owned Follow-    (D) or      Indirect
1.                  Transaction    any         (Instr. 8)                (A)              ing Reported     Indirect    Beneficial
Title of Security   Date           (mm/dd/yy)  -----------     Amount     or     Price    Transactions     (I)         Ownership
(Instr. 3)          (mm/dd/yy)                  Code   V                 (D)              (Instr. 3 and 4) (Instr.4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                         I           (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value      05/01/03                    P            1,000      A       $3.50                          I           (2)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value                                                                            5,227,406(1)         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
$.01 par value                                                                                19,000           I           (2)
====================================================================================================================================

                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
            2.                                                6.                                          Deriv-    of
            Conver-                              5.           Date              7.                        ative     Deriv-   11.
            sion                                 Number of    Exercisable       Title and Amount          Secur-    ative    Nature
            or                                   Derivative   and               of Underlying     8.      ities     Secur-   of
            Exer-                        4.      Securities   Expiration Date   Securities        Price   Bene-     ity:     In-
            cise    3.       3A.         Trans-  Acquired (A) (Month/Day/Year)  (Instr. 3 and 4)  of      ficially  Direct   direct
            Price   Trans-   Deemed      action  or Disposed  ----------------  ----------------  Deriv-  Owned     (D) or   Bene-
1.          of      action   Execution   Code    of(D)                                    Amount  ative   Following In-      ficial
Title of    Deriv-  Date     Date, if    (Instr. (Instr. 3,                               or      Secur-  Trans-    direct   Owner-
Derivative  ative   (Month/  any         8)      4 and 5)     Date     Expira-            Number  ity     actions   (I)      ship
Security    Secur-  Day/     (Month/Day  ------  -----------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)    Year)       Code V    (A)  (D)   cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Option to   $1.30                                              (3)     8/2/11    Common
buy Common                                                                       Stock,    58,999
Stock                                                                            $.01 par    (4)                      D
                                                                                 value
------------------------------------------------------------------------------------------------------------------------------------
Option to   $1.30                                              (5)     8/2/11    Common,
buy Common                                                                       Stock,   153,846                     D
Stock                                                                            $.01 par
                                                                                 value
------------------------------------------------------------------------------------------------------------------------------------
Option to   $1.43                                              (6)     8/2/11    Common
buy Common                                                                       Stock,
Stock                                                                            $.01 par  82,150                     D
                                                                                 value
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Option to                                                                        Common
buy Common                                                                       Stock,
Stock                                                                            $.01 par                 294,995     D
                                                                                 value
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
(1) Includes 250,000 shares owned by Stella Bartels.
(2) Owned as beneficiary under WHB Services, Inc. Defined Benefit Trust.
(3) Vests as to 58,999 shares on August 2, 2003.
(4) 235,996 option shares were granted on August 2, 2001; 176,997 shares have vested and been exercised.
(5) Shares become immediately vested and exercisable when the market value of shares is $10.00.
(6) Shares are eligible to vest in five equal vesting periods through each of December 31, 2001, 2002, 2003, 2004 and 2005. For each period, Twenty percent of the options may become vested and exercisable if the fair market value of the shares equals at least $10.00 at some time such during period. On January 1, 2006 through August 2, 2006, all options which did not vest during the earlier vesting periods will become immediately exercisable if the fair market value of the shares, at any time during this seven month period equals no less than $10.00.

        /s/ William H. Bartels                            05/02/03
---------------------------------------------            -------------------
**Signature of Reporting Person                                 Date
[TYPE NAME OF REPORTING PERSON HERE]

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                     Page 2 of 2